15045610

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB. 25, 2015 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 68334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Investment Advisory, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street, Suite 1300
(No. and Street)

Baltimore (City) Maryland (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Dean (410) 659-8902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stout, Causey & Horning, P.A.
(Name – *if individual, state last, first, middle name*)

910 Ridgebrook Road (Address) Sparks (City) Maryland (State) 21152 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 2/20/15

DD 2/27/15

OATH OR AFFIRMATION

I, Elizabeth B. Brennen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Investment Advisory, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Expires 3/24/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Harbor Investment Advisory, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Harbor Investment Advisory, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

   a. Payment on page 1, line 2B of Form SIPC-7 was paid via check #1898 dated July 24, 2014 in the amount of $3,939.79. We agreed the disbursement to the general ledger detail and bank statement, noting no differences.

   b. Payment on page 1, line 2F of Form SIPC-7 was paid via check #1948 dated January 26, 2015 in the amount of $3,897.40. We agreed the disbursement to the general ledger detail and online bank activity, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers as follows:

a. Compared the deduction on page 2, item 2c(1), Revenues from the distribution of shares of a registered open-end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate from transactions in security futures products of $658,939 with the general ledger detail report, noting no differences.

b. Compared the deduction on page 2, item 2c(3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $179,730 with the general ledger detail report, noting no differences.

c. Compared the deduction on page 2, item 2c(6), 100% of commissions and markups earned from transactions in (i) Certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine-months or less from issuance date of $34 with the Trade History Detail Report, noting no differences.

d. Compared the deduction on page 2, item 2c(8), Incentive payment from Pershing, FINRA surplus rebate, reimbursed employee expenses, credit card rewards, average price account adjustments, MD unemployment withholding tax refund, and cafeteria credit of $29,124 with the general ledger detail report, noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the internal related schedules and working papers supporting the adjustments, noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stout, Causey & Horning, P.A.

Sparks, MD
February 17, 2015

HARBOR INVESTMENT ADVISORY, LLC

Financial Statements and
Supplementary Information Pursuant To Rule 17a-5
Under The Securities Exchange Act of 1934

Together with Report of Independent Registered Public Accounting Firm
For the Years Ended December 31, 2014 and 2013

HARBOR INVESTMENT ADVISORY, LLC

Table of Contents
For the Years Ended December 31, 2014 and 2013

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor Investment Advisory, LLC:

We have audited the accompanying financial statements of Harbor Investment Advisory, LLC (a Maryland limited liability company) (the Company), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harbor Investment Advisory, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (supplementary information) has been subjected to audit procedures performed in conjunction with the audits of Harbor Investment Advisory, LLC's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stout, Causey & Horning, P.A.

Sparks, MD
February 17, 2015

HARBOR INVESTMENT ADVISORY, LLC

Statements of Financial Condition

As of December 31,		*2014*		*2013*
Assets				
Cash and cash equivalents	$	758,649	$	733,888
Clearing firm deposits		101,032		101,033
Receivables from clearing brokers		-		23,791
Accrued advisory fees receivable		706,768		669,661
Prepaid expenses and other assets		111,172		100,096
Furniture and equipment, net of accumulated depreciation		41,891		63,758
Deposits		41,108		19,131
Total Assets	$	1,760,620	$	1,711,358
Liabilities and Member's Equity				
Commitments and Contingencies (Note 4)				
Accounts payable, accrued expenses and other liabilities	$	426,243	$	421,649
Member's Equity		1,334,377		1,289,709
Total Liabilities and Member's Equity	$	1,760,620	$	1,711,358

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Income

For the Years Ended December 31,		*2014*		*2013*
Revenues				
Management and investment advisory fees	$	2,781,923	$	2,232,632
Commissions and other income		1,220,781		1,672,207
Total Revenues		4,002,704		3,904,839
Expenses				
Employee compensation and benefits		2,775,609		2,456,218
General and administrative		440,943		371,882
Occupancy		225,506		221,650
Clearing charges		187,178		179,945
Total Expenses		3,629,236		3,229,695
Net Income	$	373,468	$	675,144

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2014 and 2013

Balance at December 31, 2012	$	1,034,865
Net income		675,144
Distributions to member		(420,300)
Balance at December 31, 2013		1,289,709
Net income		373,468
Distributions to member		(328,800)
Balance at December 31, 2014	$	1,334,377

The accompanying notes are an integral part of these financial statements.

HARBOR INVESTMENT ADVISORY, LLC

Statements of Cash Flows

For the Years Ended December 31,	*2014*	*2013*
Cash Flows from Operating Activities		
Net income	$ 373,468	$ 675,144
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	25,373	24,851
Changes in assets and liabilities:		
Clearing firm deposits	1	(429)
Deposits	(21,977)	-
Receivables from clearing brokers	23,791	(21,567)
Accrued advisory fees receivable	(37,107)	(191,210)
Prepaid expenses and other assets	(11,076)	(22,939)
Accounts payable, accrued expenses and other liabilities	4,594	81,285
Net Cash Provided by Operating Activities	357,067	545,135
Cash Flows from Investing Activities		
Purchases of furniture and equipment	(3,506)	(3,044)
Cash Flows from Financing Activities		
Distributions to member	(328,800)	(420,300)
Net Increase in Cash and Cash Equivalents	24,761	121,791
Cash and Cash Equivalents, beginning of year	733,888	612,097
Cash and Cash Equivalents, end of year	$ 758,649	$ 733,888

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Harbor Investment Advisory, LLC (the Company) is a full-service broker-dealer and investment advisor that provides clients with investment portfolio solutions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital. The Company is a Maryland limited liability company (LLC) that is 100% owned by Harbor Investment Management, LLC (the Parent).

The Company shall continue to be in existence for perpetuity unless sooner terminated in accordance with its operating agreement.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3. The Company has a fully-disclosed clearing arrangement with Pershing, LLC (Pershing) to provide custody and clearing services for clients of the Company.

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and other highly-liquid investments with original maturities of three months or less at the time of purchase.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Concentration of Credit Risk

The Company maintains substantially all of its cash with two financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor. The Company periodically maintains cash balances in excess of FDIC coverage. Management has taken measures to diversify cash funds across multiple banks through an insured deposit program in order to reduce the risk of loss from cash balances in excess of FDIC insurance limits.

Clearing Firm Deposits

Clearing firm deposits consist of amounts held by Pershing as required by the Company's full-disclosure clearing agreement with Pershing, of which $100,000 is permanently restricted for the life of the agreement (Note 4). The amounts are held in cash equivalents.

Accrued Advisory Fees Receivable

Accrued advisory fees receivable result from quarterly charges for advisory fees to customers that have not been billed to the customer or processed through Pershing as of December 31, 2014 and 2013. The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of the accounts receivable. There was no allowance established at December 31, 2014 and 2013, as management believes that all accounts are fully collectible.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment with a cost in excess of $1,000 is capitalized. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years.

Valuation of Long-Lived Assets

The Company accounts for the valuation of long-lived assets in accordance with the Financial Accounting Standards Board Accounting Standards Codification (ASC) 360, *Property, Plant, and Equipment* (ASC 360). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Valuation of Long-Lived Assets – cont'd

As of December 31, 2014 and 2013, the Company determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Company has no assets intended for disposal as of December 31, 2014 and 2013.

Fee Revenue

Fee revenue includes fees earned from providing investment advisory services and commissions from various fund companies. Substantially all advisory fees are recorded when the services are provided and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

No provision or benefit for income taxes is required since the Company is recognized as a single member limited liability company for Federal and state income tax purposes. As such, the Company is deemed a disregarded entity for tax purposes, and any taxable income of the Company is included in the tax returns of its sole member.

ASC 740, *Income Taxes* (ASC 740), prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties, and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of December 31, 2014 and 2013. The Company remains subject to examination by the U.S. Federal and various state authorities for the years 2011 through 2014.

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the term of the lease agreement. The difference between the amount of cash paid and recognized rent expense is recorded as deferred rent and is included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2014 and 2013 totaled $4,941 and $2,032, respectively.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – cont'd

Subsequent Events

The Company evaluated for disclosure any subsequent events through February 17, 2015, the date the financial statements were available to be issued, and determined there were no material events that warrant disclosure, except as is disclosed in Note 8 to the financial statements.

2. FURNITURE AND EQUIPMENT

Depreciation expense for the years ended December 31, 2014 and 2013 totaled $25,373 and $24,851, respectively. The cost and accumulated depreciation of furniture and equipment consists of the following as of December 31,:

	2014	2013
Furniture and equipment	$ 128,627	$ 125,121
Less: accumulated depreciation	(86,736)	(61,363)
Furniture and equipment, net	$ 41,891	$ 63,758

3. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution plan (the Plan) in which employees of the Company participate. The Plan covers substantially all employees upon date of hire, as defined in the Plan document. The Plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions from 1% to 100% of annual compensation, subject to annual Internal Revenue Code limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the years ended December 31, 2014 and 2013, Company matching contributions totaled $46,000 and $45,939, respectively, and are included in employee compensation and benefits in the accompanying statements of income.

4. COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in July 2016. The deferred rent balance totaled $29,455 and $39,655 as of December 31, 2014 and 2013, respectively. Rent expense totaling $225,506 and $221,650 was charged to operations for the years ended December 31, 2014 and 2013, respectively.

4. COMMITMENTS AND CONTINGENCIES – cont'd

Leasing Arrangements – cont'd

The Company entered into a lease for additional office space in August 2014. The lease term is seven years and begins in February 2015. The lease has a five year renewal option. Future lease payments are included in the schedule of future minimum lease payments below.

Future minimum lease payments under the office space leases are as follows for the years ending December 31,:

2015	$ 274,056
2016	388,661
2017	276,108
2018	287,152
2019	298,638
2020 and thereafter	661,399
Total	$2,186,014

Termination Agreement

In 2010, the Company entered into an agreement with Pershing to provide custody and clearing services for clients of the Company for a period of six years. The agreement states that if the Company moves their client accounts from Pershing, the Company will be liable for a termination fee, which decreases each year from inception through the sixth year of the agreement. As of December 31, 2014, management has no intention of moving client accounts from Pershing. The maximum termination fee as of December 31, 2014 is $300,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $719,932, which was $669,932 in excess of its required net capital, and the Company's net capital ratio was .59 to 1. At December 31, 2013, the Company had net capital of $701,141, which was $651,141 in excess of its required net capital, and the Company's net capital ratio was .59 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company is subject to the provisions of Rule 15c3-3 of the SEC. However, the Company operates pursuant to the exceptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Company is prohibited from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. FOCUS REPORT

There are no differences between the accompanying financial statements and the December 31, 2014 FOCUS report filed with FINRA.

8. SUBSEQUENT EVENTS

In January 2015, the Company received an equity contribution totaling $200,000 and made distributions totaling $274,250.

SUPPLEMENTARY INFORMATION

HARBOR INVESTMENT ADVISORY, LLC

Schedule I
As of December 31, 2014

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission

Total member's capital		$ 1,334,377
Deduction and/or charges:		
Total nonallowable assets:		
Fees receivable not offset by payable	420,274	
Prepaid expenses and other assets	111,172	
Furniture and equipment	41,891	
Deposits	41,108	614,445
Net capital before haircuts on securities positions		719,932
Haircuts on trading and investment securities:		
Debt securities		-
Net Capital		$ 719,932

Computation of Basic Net Capital Requirement under Rule 15c3-1 of the Securities Exchange Commission

Minimum net capital required (Under SEC Rule 15c3-1)	$ 50,000
Excess net capital	$ 669,932
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 659,932

Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Commission

Total aggregate indebtedness included in statement of financial condition	$ 426,243
Ratio of aggregate indebtedness to net capital	0.59

See report of independent registered public accounting firm.

Schedule II
Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

As of December 31, 2014, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2014, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

HARBOR INVESTMENT ADVISORY, LLC

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

As of December 31, 2014, Harbor Investment Advisory, LLC has not maintained security accounts for customers and has not performed custodial functions relating to customer securities. As of December 31, 2014, Harbor Investment Advisory, LLC has adhered to the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See report of independent registered public accounting firm.

Schedule IV
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
As of December 31, 2014

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report as of December 31, 2014.

OTHER INFORMATION

STOUT,
CAUSEY &
HORNING
CERTIFIED PUBLIC ACCOUNTANTS
Expertise That Works

Report of Independent Registered Public Accounting Firm

To the Member of
Harbor Investment Advisory, LLC:

We have reviewed management's statements, included in the accompanying Harbor Investment Advisory, LLC Exemption Report, in which (1) Harbor Investment Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harbor Investment Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Harbor Investment Advisory, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Harbor Investment Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harbor Investment Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stout, Causey & Horning, P.A.

Sparks, MD
February 17, 2015

Main | 410-403-1500 Toll Free | 800-832-3008 Fax | 410-403-1570
Address | 910 Ridgebrook Road, Sparks, MD 21152 Visit | www.scandh.com

Harbor Investment Advisory, LLC Exemption Report

Harbor Investment Advisory, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2014, without exception.

Harbor Investment Advisory, LLC

I, Raymond Dean, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Raymond P. D

Raymond Dean, FINOP

February 17, 2015